EXHIBIT 99.1

                                                                     [Yell logo]

                                                                   July 13, 2004


        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE

               YELL'S AGM TRADING UPDATE IN LINE WITH EXPECTATIONS


Yell stated today at its first AGM since its Initial Public Offering that current trading is in line with expectations.

John Condron, the chief executive, said: "We remain confident that the good growth momentum of the last financial year will continue into the year ending 31 March 2005."

Yell is announcing results for the first quarter ended 30 June 2004 on 28 July 2004.

ENQUIRIES

YELL - INVESTORS
Jill Sherratt
Tel     +44 (0)118 9506 984
Mobile  +44 (0)7764 879 808
jill.sherratt@yellgroup.com
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YELL - MEDIA
Jon Salmon
Tel     +44 (0)118 950 6656
Mobile  +44 (0)7801 977340
jon.salmon@yellgroup.com
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CITIGATE DEWE ROGERSON
Anthony Carlisle
Tel     +44 (0) 20 7638 9571
Mobile  +44 (0) 7973 611888

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.

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